

Mail Stop 3233

June 26, 2017

Via E-mail
Bruce D. Batkin
Chief Executive Officer
Terra Secured Income Fund 5, LLC
805 Third Avenue, 8th Floor
New York, New York 10022

Re: Terra Secured Income Fund 5, LLC
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 14, 2017
File No. 000-55780

Dear Mr. Batkin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Management's Discussion and Analysis

Overview, page 39

1.   We note your response to comment 4 of our letter dated May 25, 2017. Please explain how you calculated the weighted average interest rate. Additionally, please explain how you calculated the reconciliation; it is not currently clear how the weighted average interest rate reconciles when comparing your gross and net investments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Senior Counsel, at (202) 551-3585 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities